

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

Mr. David L. White
Chief Financial Officer
Choice Hotels International, Inc.
10750 Columbia Pike
Silver Spring, Maryland 20901

> **Re: Choice Hotels International, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 1, 2011**
> **File No. 001-13393**

Dear Mr. David L. White:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Financial Statements and Notes

Consolidated Statements Of Income, page 72

1.   We note that you have included dividends declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

<u>Note 27 – Commitments and Contingencies, pages 115 – 116</u>

2.   Reference is made to your disclosures on page 35 where you indicate that ongoing legal proceedings will not have a material adverse effect individually or collectively. However, within your footnote disclosures, you only make reference on an individual basis.   Please clarify whether ongoing legal proceeding will have a material adverse effect on a collective basis.   If it will not, please revise footnote disclosures in future filings to indicate that fact.

<u>FORM 10-Q FOR THE PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30, 2011</u>

<u>Note 1 – Company Information and Significant Accounting Policies</u>

3.   Please clarify whether all adjustments are normal recurring adjustments.   If so, please revise future filings to provide a statement to that effect.   If not, please describe in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments.   Reference is made to Rule 10-01(b)(8) of Regulation S-X.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Staff Accountant